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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )1

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.
1375 East 9th St., 20th Fl.
Cleveland, OH 44114
216-696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477853105	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Richard A. Bonner

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 477853105
Item 1. Security and Issuer.
     This original Schedule 13D Statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”), which has its principal executive offices at 8500 Station Street, Suite 100, Mentor, Ohio 44060.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Richard A. Bonner for the purpose of reporting an acquisition of Shares.
     (b) The business address of Mr. Bonner is 15200 Madison Road, Suite 101, Middlefield, Ohio 44062.
     (c) Mr. Bonner’s principal occupation is real estate developer.
     (d) Negative with respect to Mr. Bonner.
     (e) Negative with respect to Mr. Bonner.
     (f) Mr. Bonner is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Bonner purchased the Shares in a private placement for an aggregate purchase price of $250,000. The Shares were purchased with Mr. Bonner’s personal funds.
Item 4. Purpose of Transaction.
     Mr. Bonner purchased the Shares for investment. Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Bonner does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;
     (ii) the sale or transfer of a material amount of assets of the Company;
     (iii) a change in the present board of directors or management of the Company;
     (iv) a material change in the present capitalization or dividend policy of the Company;
     (v) a material change in the business or corporate structure of the Company;
     (vi) a change to the articles of incorporation, as amended, or bylaws of the Company, or an impediment to the acquisition of control of the Company, by any person;

CUSIP No. 477853105
     (vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Company’s common stock;
     (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Mr. Bonner reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. Bonner may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Based on the Company’s most recently available filing with the Securities and Exchange Commission, there are 6,381,541 Shares outstanding. Mr. Bonner beneficially owns 500,000 Shares, or 7.8% of the outstanding Shares.
     (b) Mr. Bonner has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by him.
     (c) On April 18, 2006, Mr. Bonner purchased 500,000 Shares at a price of $0.50 per share in a private placement. Mr. Bonner has not effected any other transactions in the Shares in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 11, 2006

/s/ Richard A. Bonner
Richard A. Bonner